FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of April, 2015
Commission File Number 1-11080

THE ICA CORPORATION
(Translation of registrant's name into English)

Blvd. Manuel Avila Camacho 36
Col. Lomas de Chapultepec
Del. Miguel Hidalgo
11000 Mexico City
Mexico
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F.....x.... Form 40-F.........

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ...... No...x...

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

ICA Annual Shareholders' Meeting elects

a new board member

•         Seven independent directors on 12 person board

April 24, 2015, Mexico City — Empresas ICA, S.A.B. de C.V. (BMV and NYSE: ICA), the largest infrastructure and construction company in Mexico, announced that its Annual Shareholders' Meeting held yesterday elected one new independent board member, ratified the other members of the Board of Directors, and elected the chairs of the board committees.

The Board of Directors has 12 members, including seven independent members. The chairs and all members of the Board Committees are independent directors.

Board Member	Position
1. Bernardo Quintana Isaac	Chairman/Patrimonial
2. José Luis Guerrero Álvarez	Patrimonial
3. Fernando Flores y Pérez	Independent
4. Alonso Quintana Kawage	Patrimonial
5. Elsa Beatriz García Bojorges	Independent
6. Margarita Hugues Vélez	Independent
7. Salvador Alva Gómez	Independent
8. Diego Quintana Kawage	Patrimonial
9. Ricardo Gutiérrez Muñoz	Independent
10. Carlos Guzman Bofill	Independent
11. Eduardo Revilla Martínez	Patrimonial
12. Bernardo Sepúlveda Amor	Independent

Bernardo Sepulveda Amor was elected as an Independent Member of the Board of Directors at the Shareholders’ Meeting.

Ambassador Sepulveda served as a Member of the International Court of Justice in the Hague from 2006 to 2015, and was appointed its Vice President for  2012 to 2015. He also was a member of the International Law Commission of the United Nations. He was previously Mexico’s Secretary of Foreign Affairs, Ambassador of Mexico to the United States and to the United Kingdom. Holds a degree in Law, magna cum laude from the Universidad Nacional Autonoma de Mexico, or UNAM and an L.L.M. in International Law from Cambridge University. He was a professor of International Law at the Colegio de Mexico for almost 40 years. He has been awarded Spain’s Principe de Asturias, a decoration to individuals, entities or organizations from around the world who make notable achievements in the sciences, humanities, and public affairs. Likewise, awarded the International Public Administration Award and the National Jurisprudence Award.  He was ICA’s General Counsel from 1997 to 2005.

For more information please contact: Elena Garcia elena.garcia@ica.mx Gabriela Orozco gabriela.orozco@ica.mx relacion.inversionistas@ica.mx +(5255) 5272 9991 x 3608

Gabriel de la Concha

gabriel.delaconcha@ica.mx

Corporate Finance Director and Treasurer

Victor Bravo

victor.bravo@ica.mx

Chief Financial Officer

In the US: Daniel Wilson

+(1212) 689 9560

dbmwilson@zemi.com

The Shareholders' Meeting also elected the chairs of the Board Committees:

  Audit Committee: Elsa Beatriz García Bojorges
  Corporate Practices: Fernando Flores y Pérez
  Finance, Planning, and Sustainability: Fernando Flores y Pérez.

The summary of the resolutions of the Annual Shareholders' Meeting and the biographies of all the members of the board may be found on the Investor Relations/Corporate Governance of ICA's corporate website, http://ica.com.mx.

This press release contains projections or other forward-looking statements related to ICA that reflect ICA’s current expectations or beliefs concerning future events. Such forward-looking statements are subject to various risks and uncertainties and may differ materially from actual results or events due to important factors such as changes in general economic, business or political or other conditions in Mexico, Latin America or elsewhere, changes in capital markets in general that may affect policies or attitudes towards lending to Mexico or Mexican companies, changes in tax and other laws affecting ICA’s businesses, increased costs, unanticipated increases in financing and other costs or the inability to obtain additional debt or equity financing on attractive terms and other factors set forth in ICA’s most recent filing on Form 20-F and in any filing or submission ICA has made with the SEC subsequent to its most recent filing on Form 20-F. All forward-looking statements are based on information available to ICA on the date hereof, and ICA assumes no obligation to update such statements.

Empresas ICA, S.A.B. de C.V. is Mexico's largest infrastructure company. ICA carries out large-scale civil and industrial construction projects and operates a portfolio of long-term assets, including airports, toll roads, water systems, and real estate. Founded in 1947, lCA is listed on the Mexican and New York Stock exchanges. For more information, visit ir.ica.com.mx

For more information please contact: Elena Garcia elena.garcia@ica.mx Gabriela Orozco gabriela.orozco@ica.mx relacion.inversionistas@ica.mx +(5255) 5272 9991 x 3608

Gabriel de la Concha

gabriel.delaconcha@ica.mx

Corporate Finance Director and Treasurer

Victor Bravo

victor.bravo@ica.mx

Chief Financial Officer

In the US: Daniel Wilson

+(1212) 689 9560

dbmwilson@zemi.com

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 24, 2015	Empresas ICA, S.A.B. de C.V. /s/ Gabriel de la Concha Guerrero Name: Gabriel de la Concha Guerrero Title: Chief Investment Officer